UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 Form 10-SB/A-1

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              BAS CONSULTING, INC.
                  -------------------------------------------
                 (Name of Small Business Issuer in its Charter)



              Nevada                                    81-0592184
    -------------------------------               -------------------------
   (State or other jurisdiction of                    (I.R.S. Employer
       incorporation or organization)                 Identification No.)

1686 Citation Drive
West Palm Beach, FL                                        33417
---------------------------------------          ---------------------------
(Address of principal Executive Offices)                 (Zip Code)


                     Issuer's Telephone Number: 561-683-5259


Securities to be registered under Section 12(b) of the Act: NONE


Securities to be registered under Section 12(g) of the Act:

                     Common Stock par value $.001 per share






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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Note Regarding Forward-Looking Statements

         Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

         We may refer to ourselves in this document as "the Company," "we," or "us."

Item 1.           Description of Business

         BAS Consulting, Inc. was incorporated in the state of Nevada on December 18, 2002 to be a consulting firm. Our mission is to provide consulting services to:

         o        Technology, service and manufacturing companies, and

         o Financial services companies and others considering investments in technology companies.

We will not assist clients in raising capital or conducting any negotiations with potential funding sources for financing, but will be available in our role as a consulting firm, to discuss structuring concepts. We have commenced operations and have begun signing engagement agreements. The initial engagements are being performed entirely by our founder. See Item 2 for summary information regarding these engagements.

Strategy

         We will use our founder/president's contact base to identify initial clients. Our president, who is currently our sole employee, has more than 30 years of experience in senior positions involved with providing solutions or guidance to technology and manufacturing issues. Throughout his career, he has

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specialized in applying scientific and analytic techniques to help business enterprises increase their profitability and value. Much of his work has been to define, or redefine, how a business is structured, and often to design, integrate and install automated systems that increase the value of a business by producing substantial increases in productivity. In many cases, achieving targeted goals required major financial, organizational and cultural changes within the client organization. This experience has provided him with a wide range of contacts in the investment banking, science and technology communities. We will approach these contacts in order to obtain potential client referrals. Our method of contact will be in person, by telephone and through mailings. Our approach will be:

Technology and manufacturing companies

         Advise principals and management concerning the utility of existing or planned technology and products and assist them in devising effective and efficient manufacturing and distribution models. We will also be available to assist companies in making decisions about research and development alternatives.

         We will work with and engage independent consultants to:

         o        Prepare or assist in the preparation of business plans; and

         o        Assess technology and markets.

Initially, the independent consultants will be individuals or groups with whom our president is familiar or with whom our president has undertaken projects in the past. If we obtain significant numbers of engagements, we anticipate increasing our base of consultants. The purpose of using outside consultants is to have access to skilled professionals on an "as needed" basis without incurring fixed costs. As part of our services, we will also provide clients with advice on making their business more interesting or attractive to investors. Our target market will be small and medium sized companies that have limited resources and need to decide how to allocate those resources among potential projects. We will also work with companies that need to become more efficient by introducing automated manufacturing processes.

Financial firms

         We will market our services to financial firms primarily by being available to assist those firms in planning or performing due diligence procedures. Many potential investors, venture organizations and others consider investment opportunities in areas where they lack the technical knowledge to assess or even understand the underlying technology of the proposed investee. We will assist those companies to develop a cost effective program to verify, confirm, assess and evaluate the technology or business of prospective acquirees, investees or undertakings.

         We plan to operate domestically and will market our services through other professional service firms, principally local and regional accounting, consulting and law firms. We anticipate working with young private companies, as well as small public companies, that lack the resources to obtain services from

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older more established firms and which have little or no access to venture capital. We will attempt to negotiate fixed minimum fees for engagements. We anticipate that our typical engagements with technology or manufacturing companies will be for terms of six to eighteen months and will seek renewals wherever possible. Due diligence engagements will typically be for terms of a month or less.

         BAS has commenced work on planning a website and is working with a website developer to design its basic website. We expect to have a basic website developed and running by the end of the summer 2003 . We are also contacting our base of contacts to seek client engagements. We do not believe that we need funding to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use funding, if obtained, to cover the salary of our president and to pay for marketing materials and proposal efforts. We may seek venture or private capital immediately upon the effectiveness of this registration statement. Such funding, which would not exceed $100,000 will, if obtained, be used to pay salaries and for the production of marketing materials. However, we will commence operations and solicit engagements even if no funding is obtained. The private capital will be sought from former business associates of our president or private investors referred to us by those associates. If a market for our shares ever develops, of which there can be no assurances, we will use shares to compensate employees/consultants wherever possible. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

         Competition in our industry is intense and most of our competitors have greater financial resources than we do. Competition will come from a wide variety of consulting and engineering service firms. We intend to compete based on the reputation and contacts of our founder and the creative and practical approach to services that we offer.

         No assurances can be given that our competitive strategy will be successful. See also Item 1 "Description of Business" - Strategy.

Employees

         At December 31, 2002, we had one employee, B. Alva Schoomer, who is not currently serving in a fulltime capacity. Dr. Schoomer will devote the amount of time to us that is necessary to perform the engagements obtained and to seek new ones.


Financial Information

         Our financial statements as of December 31, 2002 can be found starting on page F-1.

Reports to Security Holders

         On the effective date of this registration statement, we will become a "reporting company" under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting companies. These requirements include, at a minimum, the obligation to file periodic reports with the Securities and Exchange Commission, including an audited financial statement within 90 days of our fiscal year-end, and unaudited financial statements within 45 days of the end of each interim fiscal quarter. We will also be required to file Current Reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. We will file these reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system, and they will be accessible to the general public via the SEC's website at http://www.sec.gov, or printed copies can be obtained by contacting the Company.

         These reporting requirements will represent a continuing burden on our cash and management resources whether or not we succeed in our business plan. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits we sought to gain by becoming a reporting company.

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Item 2.           Management's Discussion and Analysis or Plan Of Operation.

BAS has not yet generated revenue. BAS has begun soliciting and signing engagements and performing work. The current engagement agreements, both of which will be performed principally by our founder, contain contingencies or milestones. We are not entitled to receive fees until the related milestones have been achieved. The two consulting engagements involve:

o An agreement whereby we were engaged as the exclusive representative with respect to a client's desired acquisition of a publicly tradable corporate entity. In that regard, we have agreed to search for and identify two or three prospective acquisition candidates and to perform such due diligence as deemed necessary with respect thereto. The client has agreed to pay us a fee of $57,500 upon closing of an acquisition with a corporate entity initially identified by us.

o An agreement to assist a client with respect to its overall corporate strategy of introducing timesharing to the cruise ship industry. A fee of $50,000 is due and payable upon the successful completion of the engagement.

         We cannot predict the likelihood of being successful in achieving the milestones. The extent of operations over the next 12 months will be determined by:

o        The number of engagements that we obtain, if any, and

o        Our ability to negotiate non-cash compensation to satisfy commitments.

We cannot predict what our level of activity will be over the next 12 months because we do not know how many, client engagements that we will obtain.. We will not incur any cash obligations that we cannot satisfy with known resources of which there are currently none except as hereinafter indicated. Our founder will provide his services at no cost and will advance a limited amount of funds to cover costs incurred. These advances will be treated as loans and will be repaid when we have the financial resources to do so. The costs will include the costs of seeking engagements, professional services and incidentals. If we obtained funding of $50,000, such funds would be used to cover initial needs for salaries, travel and advertising costs, including printed marketing materials and a basic website. We believe that this amount would cover at least 12 months of costs.

         If we are unable to obtain financing, we will seek engagements (i.e., consulting contracts) through approaching the business contacts of our founder directly rather than through other marketing strategies. By doing so, we will not incur significant cash requirements in the process.

Liquidity

         BAS does not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances when needed will be available. BAS has commenced work on a website and is soliciting engagements. We do not believe that we need funding to cover initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use funding, if obtained, to cover the salary of our founder and to pay for marketing materials and proposal efforts. We currently have no formal salary arrangements with Dr. Schoomer. While no annual salary or length of employment has been determined to date, we

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anticipate providing an annual salary not to exceed $100,000 commencing with the successful completion of an engagement. The salary will be paid out of revenues, if any, or accrued if sufficient cash is not available to make payments We will seek venture or private capital immediately upon the effectiveness of this registration statement. Such funding, which would not exceed $100,000 will, if obtained, be used to pay salaries and for the production of marketing materials. However, we will commence operations and seek client engagements even if no funding is obtained. The private capital will be sought from former business associates of our founder or private investors referred to us by those associates. If a market for our shares ever develops, of which there can be no assurances, we will use shares to compensate employees/consultants wherever possible. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

         To meet commitments that are greater than 12 months in the future, we will have to obtain client engagements in sufficient number and at sufficient levels of profitability. There does not currently appear to be any other viable source of long-term financing except that management may consider various sources of debt and/or equity financing if same can be obtained on terms deemed reasonable to management..

Recent Accounting Pronouncements

         No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on BAS' financial position or reported results of operations.

Risk Factors

BAS is a development stage company with a very limited operating history and anticipated losses.

         BAS was incorporated in the state of Nevada on December 18, 2002 and has only recently initiated its principal business operations. We have no revenues and virtually no assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have insufficient operating history upon which an evaluation of our future performance and prospects can be made. BAS' future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in BAS' common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

o competition from entities that are much more established and have greater financial and technical resources than do we;

o        need  to develop infrastructure;

o        ability to access and obtain capital when required; and

o        dependence upon key personnel.

BAS cannot be certain that its business strategy will be successful or that it will ever be able to commence revenue generating activities. Furthermore, BAS believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future.

BAS has no financial resources, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

         BAS has virtually no financial resources and an operating loss accumulated during the development stage of $9,000 at December 31, 2002. Our auditors state in their opinion on BAS's financial statements that this lack of resources causes substantial doubt about BAS' ability to continue as a going concern. No assurances can be given that BAS will generate sufficient revenue or obtain necessary financing to continue as a going concern.

BAS will need financing which may not be available.

         BAS has not established a source of equity or debt financing. BAS will require financing to establish its consulting services business and implement its strategic plan. There can be no assurance that financing will be available or found. If BAS is unable to obtain financing, it may not be able to commence revenue producing activities.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Shareholders' interests may be diluted significantly through our efforts to obtain financing and satisfy obligations.

         We have no committed source of financing. Wherever possible, we will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

BAS' board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

         BAS is authorized to issue up to 24,000,000 shares of common stock, par value $.001 per share. BAS' board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but un-issued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the company.

BAS will be heavily dependent on the services of Dr. B. Alva Schoomer.

         BAS' business strategy is completely dependent upon the knowledge and business contacts of Dr. B. Alva Schoomer, its president. If BAS were to lose the services of Dr. Schoomer, it is unlikely that we would be able to implement our business plan even if some financing is obtained.

BAS will need to engage and retain qualified employees and consultants to implement its strategy.

         Dr. Schoomer will devote approximately 10% of his time to BAS. He will devote additional percentages of his time if we obtain financing or receive sufficient levels of client engagements that require his time. BAS will have to locate, engage and retain qualified and experienced professionals to undertake its plan. If it is unable to attract experienced industry professionals, it is unlikely that it will be able to generate a material amount of revenue. No assurances can be given that it will be able to locate, engage or retain qualified industry professionals.

The trading price of BAS common stock is likely to be subject to significant fluctuations if trading develops at all.

         There can be no assurance as to the prices at which BAS common stock will trade, if any trading market develops at all. Until BAS common stock is fully distributed and an orderly market develops in BAS common stock, if ever, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for BAS common stock will be determined in the marketplace and may be influenced by many factors, including: o the depth and liquidity of the market for BAS common stock, o developments affecting the business of BAS generally and the impact of those factors referred to below in particular, o investor perception of BAS, and o general economic and market conditions.

No assurance can be given that an orderly trading market or any trading market will ever develop for our stock.

BAS common stock has no prior trading market or liquidity, and there can be no assurances that any trading market will develop.

         Prior to the date of this document, there has not been any established trading market for BAS common stock. If we reach a point where we have a sufficient number of shareholders, of which there can be no assurances, application will be made to quote the shares of AS common stock on the OTCBB or a similar quotation service, although no assurances can be given as to the timing of that application or the likelihood of it being accepted. If the application is accepted, BAS cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

         In addition, BAS' common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of BAS' actual operating performance.

We may face damage to our professional reputation or legal liability if our future clients are not satisfied with our services.

         As a professional services firm, we will depend to a large extent on our future relationships with our clients and our goal and intend to establish a reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. Our contracts will typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases. Although, no assurances can be given that we will retain clients in the foreseeable future.

Our future engagements with clients may not be profitable.

         When making proposals for engagements, we plan to estimate the costs and timing for completing the projects. These estimates will reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

         In addition, as consultants, a client will typically retain us on an engagement-by-engagement basis, rather than under long-term contracts, and a substantial majority of our contracts and engagements may be terminated by the client with short notice and without significant penalty. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

In many cases, we will consider accepting equity securities of our client in satisfaction of our fee. These clients will often be small and have illiquid markets for their securities. As a result we may be unable to sell the shares or convert them to a more liquid asset.

The consulting and information technology markets are highly competitive, and we may not be able to compete effectively.

         The management consulting, financial and accounting services, and e-business and technology services markets in which we will operate include a large number of participants and are highly competitive. Our primary potential competitors, if we are successful in bidding for potential client engagements, will include consulting and engineering services firms. There are no assurances that we will be able to compete in this marketplace in the foreseeable future if at all.

         For all of the foregoing reasons and others set forth herein, an investment in the Company's securities in any market which may develop in the future involves a high degree of risk.

Item 3.           Description of Property

         We currently operate out of office space located at 1686 Citation Drive, West Palm Beach, Florida 33417 provided to us by our founder at no cost which serves as our principal address.

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Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management.

         As of December 31, 2002, we had 9,000,000 shares of common stock outstanding which are held by three shareholders. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of December 31, 2002; of all directors and executive officers of the company; and of our directors and officers as a group.

Name and Address of         Number of Shares
Beneficial Owner          Beneficially Owned 2            Percent of Class
-------------------       --------------------            ----------------

B. Alva Schoomer              9,300,000 3                      97.89%

Stanley Priskie                 100,000 4                       1.0%

Officers and Directors
as a group ( 2 members)       9,400,000 5                      98.43%

------------
1 The address for each person is 1686 Citation Drive, West Palm Beach, Florida 33417.
2 Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.
3 Includes 500,000 options issued in accordance with 2002 Non-Statutory Stock Option Plan but excludes 150,000 shares held by Gail D. Morris-Schoomer, the wife of B. Alva Schoomer by virtue of the fact that Mrs. Schoomer disclaims any beneficial interest in or control over those 150,000 shares of Company common stock owned by his wife except as may be attributed to him by operation of law.
4 Includes 50,000 options issued in accordance with 2002 Non-Statutory Stock Option Plan.
5 Includes the aggregate of 550,000 options referred to in footnotes 3 and 4 above.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

         Our management consists of:

       Name                  Age                       Title
 ----------------          -------        -------------------------------------
 B. Alva Schoomer            69           Director, president, CEO and chairman

 Stanley Priskie             72           Director


B. Alva Schoomer - Founded us in 2002. Dr. Schoomer has been an independent consultant since 1988 working on projects and engagements that are similar to those that BAS plans to seek. Prior to 1988, Dr. Schoomer held executive positions with W.P. Carey & Co., Inc., Innovation Investors (a partnership underwritten by Shearson Lehman, RAC Information Systems, Inc., Greenwich Research Associates, A. G. Becker & Co., and the American Stock Exchange. Dr. Schoomer holds a Ph.D. in chemistry and physics from the California Institute of Technology.

Stanley Priskie - Became a director in January 2003. Mr. Priskie, a former CPA, is now Chairman, President and CEO of EXA International, Inc., a public company. He has served as Secretary/Treasurer and Director of that company since April 1994. Since 1981, he had been a consultant to Konigsberg Wolf & Co, P.C., a public accounting firm. Mr. Priskie was licensed to practice in Florida and New York prior to his retirement from practice in 1993. Since 1990, he has been a consultant to the Board of Directors of Eden Park Management, a company that owns and operates nursing homes. Mr. Priskie received a degree in Accounting from Pace University.

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Board of Directors

         All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. BAS has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, BAS will consider a directors' stock option plan.

Committees of the Board of Directors

         Concurrent with having sufficient members and resources, the BAS board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

         All directors will be reimbursed by BAS for any expenses incurred in attending directors' meetings provided that BAS has the resources to pay these fees. BAS will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Stock Option Plan

         Pursuant to the December 31, 2002 board of directors approval and subsequent stockholder approval, BAS adopted its 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it reserved for issuance up to 1,500,000 shares of its common stock. The Company intends to file a Registration Statement on Form S-8 so as to register those 1,500,000 shares of common stock underlying the aforesaid options.

         Management has issued 650,000 of the aforesaid options to certain current members of its management team as well as other persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $.01 per share for a period of five years from the date of issuance.


     Name                         No. of Options

B. Alva Schoomer                     500,000
Stanley Priskie                       50,000
Gary B.Wolff                         100,000

As aforesaid, the board of directors, on December 31, 2002, adopted the Plan so as to provide a long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company's policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. The board of directors believes that important advantages to the Company are gained by an option program such as the Plan which includes incentives for motivating employees of the Company, while at the same time promoting a closer identity of interest between employees, non-employee directors, consultants, attorneys and advisors on the one hand, and the stockholders on the other.

         The principal terms of the Plan are summarized below, however it is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the Plan.

Summary Description of the BAS Consulting, Inc. 2002 Non-Statutory Stock Option Plan

         The purpose of the Plan is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries with additional incentives by increasing their ownership interest in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan. Options in the form of Non-Statutory Stock Options ("NSO") may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status. The Plan provides for the issuance of NSO's only, which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended.

         The board of directors of the Company or a compensation committee (once established) will administer the Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period. Notwithstanding this discretion (i) the term of any option may not exceed 10 years and (ii) an option will terminate as follows: (a) if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate 15 months thereafter; and
(c) if such termination is for cause (as determined by the board of directors and/or compensation committee), such options shall terminate immediately. Unless otherwise determined by the board of directors or compensation committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10% of the fair market value of the common stock on the date such option is granted. No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

         The Plan may be amended, altered, suspended, discontinued or terminated by the board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would:

i. increase the total number of shares reserved for the purposes of the Plan or decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan, or

ii.      extend the NSO period, or

iii.     materially increase the benefits accruing to Plan participants, or

iv.      materially modify Plan participation eligibility requirements, or

v.       extend the expiration date of the Plan.

Unless otherwise indicated the Plan will remain in effect until terminated by the board of directors.

Executive Compensation

         No officer, director or employee has received any compensation to date, and no director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000. Each officer and director will be paid a negotiated percentage of profits for the events that they arrange. They will receive no other compensation from us until we are operating profitably.

Conflicts of Interest

         None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Each officer and director is, so long as he is officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

Item 7.           Certain Relationships and Related Transactions.

                                      None.

Item 8.           Description of Securities

Introduction

         BAS is authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Preferred Stock

         BAS' certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, BAS' board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although BAS has no present intention to issue any shares of preferred stock, there can be no assurance that BAS will not do so in the future.

Common Stock

         There are 9,000,000 shares of common stock issued and outstanding at December 31, 2002 held by three shareholders. The holders of BAS' common stock:

o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Unissued Capital Stock

         Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if BAS' common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of BAS, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

         One of the effects of the existence of un-issued and unreserved common stock may be to enable the board of directors of BAS to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of BAS by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of BAS' management and possibly deprive the stockholders of opportunities to sell their shares of BAS common stock at prices higher than prevailing market prices.

No Preemptive Rights

         No holder of any class of stock of BAS has any preemptive right to subscribe to any securities of BAS of any kind or class.

Shareholder Matters

         As a Nevada corporation, we are subject to the Nevada Revised Statutes ("NRS" or "Nevada law"). Certain provisions of Nevada law create rights that might be deemed material to our shareholders. Other provisions might delay or make more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

Dissenters' Rights. Among the rights granted under Nevada law which might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares (see Nevada Revised Statutes ("NRS") 92A.380-390). This right is subject to exceptions, summarized below, and arises in the event of mergers or plans of exchange. This right normally applies if shareholder approval of the corporate action is required either by Nevada law or by the terms of the articles of incorporation.

         A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are:

o        listed on a national securities exchange,

o included in the national market system by the National Association of Securities Dealers, or

o        held of record by not less than 2,000 holders.

This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Inspection Rights. Nevada law also specifies that shareholders are to have the right to inspect company records (see NRS 78.105). This right extends to any person who has been a shareholder of record for at least six months immediately preceding his demand. It also extends to any person holding, or authorized in writing by the holders of, at least 5% of outstanding shares. Shareholders having this right are to be granted inspection rights upon five days' written notice. The records covered by this right include official copies of:

i.       the articles of incorporation, and all amendments thereto,

ii.      bylaws and all amendments thereto; and

iii. a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them, respectively.

In lieu of the stock ledger or duplicate stock ledger, Nevada law provides that the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

Control Share Acquisitions. Sections 78.378 to 78.3793 of Nevada law contain provisions that may prevent any person acquiring a controlling interest in a Nevada-registered company from exercising voting rights. To the extent that these rights support the voting power of minority shareholders, these rights may also be deemed material. These provisions will be applicable to us as soon as we have 200 shareholders of record with at least 100 of these having addresses in Nevada as reflected on our stock ledger. While we do not yet have the required number of shareholders in Nevada or elsewhere, it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified under these provisions of Nevada law. Shareholders can learn this information pursuant to the inspection rights described above and can see the approximate number of our shareholders by checking under Item 5 of our annual reports on Form 10-KSB. This form is filed with the Securities and Exchange Commission within 90 days of the close of each fiscal year hereafter. You can view these and our other filings at www.sec.gov in the "EDGAR" database.

         Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. If the acquiring person's shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and we must comply with the demand. An "acquiring person" means any person who, individually or acting with others, acquires or offers to acquire, directly or indirectly, a controlling interest in our shares. "Controlling interest" means the ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with others, directly or indirectly, to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors. Voting rights must be given by a majority of our disinterested shareholders as each threshold is reached or exceeded. "Control shares" means the company's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

         These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply.

         According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and its shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our articles of incorporation or bylaws relating to the acquisition of a controlling interest in the Company.

         Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by NRS 78.378 to 78.3793, nor do they impose any more stringent requirements.

Certain Business Combinations. Sections 78.411 to 78.444 of the Nevada law may restrict our ability to engage in a wide variety of transactions with an "interested shareholder." As was discussed above in connection with NRS 78.378 to 78.3793, these provisions could be considered material to our shareholders, particularly to minority shareholders. They might also have the effect of delaying or making more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under
Section 12 of the 1934 Securities Exchange Act, unless the company's articles of incorporation provide otherwise. By this registration statement, we are registering our common stock under Section 12(g) of the Exchange Act. Accordingly, upon the effectiveness of this registration statement on Form 10-SB we will be subject to these statutes as our Articles of Incorporation do not exempt us from them.

         These provisions of Nevada law prohibit us from engaging in any "combination" with an interested stockholder for three years after the interested stockholder acquired the shares that cause him to become an interested shareholder, unless he had prior approval of our board of directors. The term "combination" is described in NRS 78.416 and includes, among other things, mergers, sales or purchases of assets, and issuances or reclassifications of securities. If the combination did not have prior approval, the interested shareholder may proceed after the three-year period only if the shareholder receives approval from a majority of our disinterested shares or the offer meets the requirements for fairness that are specified in NRS 78.441-42. For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. An "interested stockholder" is defined in NSR 78.423 as someone who is either:

|X| the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding voting shares; or

|X| our affiliate or associate and who within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding shares at that time.

Directors' Duties. Section 78.138 of the Nevada law allows our directors and officers, in exercising their powers to further our interests, to consider the interests of our employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued independence. Our directors may resist a change or potential change in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest. Our board of directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection

Amendments to Bylaws. Our articles of incorporation provide that the power to adopt, alter, amend, or repeal our bylaws is vested exclusively with the board of directors. In exercising this discretion, our board of directors could conceivably alter our bylaws in ways that would affect the rights of our shareholders and the ability of any shareholder or group to effect a change in our control; however, the board would not have the right to do so in a way that would violate law or the applicable terms of our articles of incorporation.

Quoting and Trading of BAS' Common Stock

         Prior to the date of this document, there has not been any established trading market for BAS' common stock. We will seek to have a market maker file an application with the NASD on behalf of BAS to quote the shares of BAS' common stock on the NASD OTC Bulletin Board OTCBB or similar quotation service when we have a sufficient number of shareholders, if ever. There can be no assurance as to whether such market makers application will be accepted or, if accepted, the prices at which BAS' common stock will trade if a trading market develops, of which there can be no assurance. BAS is not permitted to file such application on its own behalf. Until BAS' common stock is fully distributed and an orderly market develops, if ever, in BAS' common stock, the price at which it trades is likely to fluctuate significantly. Prices for BAS' common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of BAS' common stock, developments affecting the businesses of BAS generally, including the impact of the factors referred to in "Risk Factors," investor perception of BAS and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

         Until BAS' shares of common stock qualify for inclusion in the NASDAQ system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to BAS, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

o the basis on which the broker or dealer made the suitability determination and

o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks

         There is no public market for BAS' common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of BAS' common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, BAS' common stock may not be traded in such jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         The market price for BAS' common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond its control, including the following:

o        actual or anticipated variations in quarterly operating results;

o announcements by BAS or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

o        additions or departures of key personnel;

o        sales or issuances of additional shares of common stock; and

o        potential litigation or regulatory matters.

The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of BAS' common stock, regardless of BAS' actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect BAS' stock price.

         The sale or availability for sale of a substantial number of shares of BAS' common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 9,000,000 shares of common stock currently held by BAS' management and founders are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of BAS' restricted securities would be conditioned on, among other factors, the availability of certain public information concerning BAS. "Restricted Securities" as referred to herein may be principally defined as indicated in the Securities Act of 1933, Rule 144(a)(3) "Definitions":

                  "Securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering."

         BAS has 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 14,350,000 shares of common stock exclusive of those 650,000 shares of common stock underlying a like number of options issued in accordance with the Non-Statutory Stock Option Plan upon whatever terms it determines, to whomever it determines, including persons or entities that would help its present management.

         See also Risk Factors entitled "Rule 144 Sales" and "Blue Sky Considerations" directly below.

 Rule 144 Sales

         All of the outstanding shares of common stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended and as defined above in the previous Risk Factor.

         As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed 1.0% of a company's outstanding common stock. The alternative average weekly trading volume during the four calendar weeks prior to the sale is not available to Company shareholders being that neither the OTCBB or pink sheets is not an "automated quotation system" and, accordingly, market based volume limitations are not available for securities quoted only over the OTCBB or on the pinksheets. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who is not an officer, director or control person of the Company) after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. The 9,000,000 shares of common stock outstanding were issued on December 18, 2002 and, accordingly, will not be available for re-sale pursuant to Rule 144 until December 17, 2003 assuming the Company is current with respect to its 1934 Act reporting requirements.

Blue Sky Considerations

         Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         At March 31, 2003 there were 9,000,000 shares of common stock outstanding held by three holders of record as follows:

B. Alva Schoomer                                     8,800,000 shares
Gail D. Morris - Schoomer                              150,000 shares
Stanley Priskie                                         50,000 shares

           There were also outstanding options to acquire 650,000 shares of common stock at a price of $.01 per share. These options are held by three individuals, two of whom, Messrs. Schoomer and Priskie, are current shareholders and the third being Company counsel. See also Part I, Item 5 "Stock Option Plan."

         There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         We have never paid any cash dividends on shares of our common sock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

Item 2.           Legal Proceedings.

         We are not involved in any litigation.

Item 3.           Changes In and Disagreements With Accountants.

         We have no disagreements with our accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

Item 4.           Recent Sales of Unregistered Securities

         During the three years preceding the filing of this Form 10-SB, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

         In December 18, 2002, 9,000,000 shares of common stock were issued for $9,000 in services to three individuals as founders. The services consisted of incorporating the entity, developing a business plan and preparation of this registration statement and related documents. No cash consideration was paid directly to the Company. Approximately, $5,500 was paid by the founders to outside professionals, including the auditors. One of these individuals is the wife of Dr. Schoomer, and the other is Mr. Priskie, a director. The services consisted of developing a business plan and preparation of organizational and incorporation documents as well as this registration statement. All of the above individuals, who are founders and direct relatives of Dr. Schoomer, had an opportunity to ask questions of and receive answers from executive officers of Registrant and were provided with access to Registrant's documents and records in order to verify the information provided. All transactions were negotiated in face to face discussions between executives of Registrant and the individual purchaser. The securities bear a restrictive legend, and stop transfer instructions are noted on the stock transfer records of the Registrant. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid to anyone.

          On December 31, 2002, management issued 650,000 options to the following three persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $.01 per share for a period of five years from the date of issuance.


Name                                No. of Options

B. Alva Schoomer                       500,000
Stanley Priskie                         50,000
Gary B.Wolff                           100,000

  No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid to anyone.

         The options were granted under our 2002 Stock Incentive Plan. The Company intends to file a Registration Statement on Form S-8 so as to register the shares of common stock underlying the options granted under that plan so that upon exercise the option holder will be issued Company securities which will be registered and, therefore, not bear any restrictive legend.

         The foregoing issuances of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

Item 5.  Indemnification of Officers and Directors

         BAS' Certificate of Incorporation provides that BAS shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada as set forth in Nevada Revised Statutes (NRS) Chapter 78. BAS' Certificate of Incorporation, as amended, also provides that a director of BAS shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

         BAS has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, BAS will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

         There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
BAS Consulting, Inc.
(A Development Stage Company)
West Palm Beach, Florida

We have audited the accompanying balance sheet of BAS Consulting, Inc. (a development stage company) as of December 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from December 18, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAS Consulting, Inc. (a development stage company) as of December 31, 2002 and the results of its operations and its cash flows for the period from December 18, 2002 (inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with, among other things, no significant operating revenues to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                       /s/ Sherb & Co., LLP
                                                           -------------------
                                                           Sherb & Co., LLP
February 14, 2003
New York, NY

                               BAS CONSLTING, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2002


                                     ASSETS


CURRENT ASSETS:

   Cash                                                    $   -
                                                            --------
    Total Current Assets                                       -
                                                            --------

TOTAL ASSETS                                               $   -
                                                            ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

   Accrued expenses                                        $   -
                                                            --------

    Total Current Liabilities                                  -
                                                            --------

STOCKHOLDERS' EQUITY:

   Preferred stock at $0.001 par value;
    1,000,000 shares authorized, -0- outstanding               -
   Common stock at $0.001 par value; authorized
    24,000,000 shares; 9,000,000 shares issued
    and outstanding                                           9,000
   Deficit accumulated during the development stage          (9,000)
                                                            --------

     Total Stockholders' Equity                                -
                                                            --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $   -
                                                            ========

   The accompanying notes are an integral part of these financial statements.

                              BAS CONSULTING, INC.
                          (A Development Stage Company)
                             Statement of Operations




                                                    December 18, 2002
                                                 (inception) to December
                                                         31, 2002
                                                 ---------------------------

Revenue                                                $     -

Organization and related expenses                           9,000
                                                         ----------

Net loss                                               $   (9,000)
                                                         ==========

Basic and diluted loss per share                       $     (.00)
                                                         ==========

Weighted average number of common
 shares outstanding                                       9,000,000
                                                         ===========















   The accompanying notes are an integral part of these financial statements.

                               BAS CONSULTING INC.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
             From December 18, 2002 (Inception) to December 31, 2002



                                                                     Deficit
                                                                   Accumulated
                                 Common Stock          Additional   During the
                            -------------------------   Paid-In     Development
                              Shares         Amount      Capital      Stage       Total
                            ----------    ------------ -----------  -----------  --------

Inception                       -         $     -       $   -       $    -       $   -

Common stock issued for
 services at $0.001 per
 share, December 18, 2002    9,000,000         9,000        -            -         9,000

Net loss for the period from
 inception to December 31,
 2002                           -               -           -          (9,000)    (9,000)
                             ---------     ----------    --------    ----------   -------

Balance, December 31, 2002   9,000,000    $    9,000    $   -       $  (9,000)   $   -
                             =========     ==========    ========    ==========   =======




   The accompanying notes are an integral part of these financial statements.

                              BAS CONSULTING, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows





                                                   From December 18, 2002
                                                       (inception) to
                                                      December 31, 2002
                                                   -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss                                                $ (9,000)
 Noncash services received                                  9,000
                                                          --------
Net Cash (Used) by Operating Activities                      -
                                                          --------

CASH FLOWS FROM INVESTING ACTIVITIES                         -
                                                          --------

CASH FLOWS FROM FINANCING ACTIVITIES                         -
                                                          --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             -

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             -
                                                          --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD               $   -
                                                          ========

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:

Cash Paid For:

Interest                                                 $   -
                                                          ========

Income taxes                                             $   -
                                                          ========


   The accompanying notes are an integral part of these financial statements.

                              BAS CONSULTING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 2002


NOTE 1 -        ORGANIZATION

         BAS Consulting, Inc. (the "Company") was incorporated under the laws of the State of Nevada on December 18, 2002 (inception). The Company, which has not yet begun revenue producing operations, will operate as a consulting firm. The Company is considered a development stage company as defined by Statements of Financial Accounting Standards No. 7.

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                a.  Accounting Method

                The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a year ending on December 31.

                b.  Provision for Taxes

                At December 31, 2002, the Company had net operating loss carryforwards of approximately $9,000 that may be offset against future taxable income through 2021. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

                The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:


                Income tax benefit at statutory rate       $ 3,700
                Change in valuation allowance               (3,700)
                                                            ------
                Total                                      $  -
                                                            ======

                Deferred tax assets (liabilities) at December 31, 2002 are comprised of the following:

                Net operating loss carryforwards           $   3,700
                Allowance                                     (3,700)
                                                             -------
                Net                                        $    -
                                                            ========

                If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that could be utilized by the Company.

                c.  Cash Equivalents

                The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                d.  Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                e.  Basic Loss Per Common Share

                Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits.

                f.  Recently Issued Accounting Standards

                In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 did not have an impact on the financial statements.

                In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for the impairment of existing goodwill and other intangibles. The adoption of SFAS No. 142 did not have a significant impact on the financial statements.

                In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for all fiscal years beginning after June 15, 2002; however, early adoption is encouraged. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001 and supersedes SFAS 121 while retaining many of its requirements. The adoption of SFAS No. 143 and 144 did not have an impact on the financial statements.

                In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The implementation of these standards had no impact on the Company's results of operations and financial position.

                In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement 13, and Technical Corrections ("SFAS 145"). For most companies, SFAS 145 requires gains and losses from the extinguishment of debt to be classified as a component of income or loss from continuing operations. Prior to the issuance of SFAS 145, early debt extinguishments were required to be recognized as extraordinary items. SFAS 145 amended other previously issued statements and made numerous technical corrections. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Adoption of this standard has had no impact on the Company.

                The FASB recently issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 nullifies the Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability

                Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS 146 requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred while EITF Issue No. 94-3 recognized such liability at such time that an entity committed to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged.

                g.   Revenue Recognition

                The Company will develop its revenue recognition policies when planned principal operations commence.

                h.   Stock Options and Warrants

                As permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has elected to measure and record compensation cost relative to employee stock option and warrant costs in accordance with Accounting Principles Board (`APB") Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations and will make pro forma disclosures of net income and earnings per share as if the fair value method of valuing stock options and warrants had been applied. Under APB Opinion 25. compensation cost is recognized for stock options and warrants granted to employees when the option or warrant price is less than the market price of the underlying common stock on the date of grant. Options that are outstanding to purchase 650,000 shares at $.01 per share were deemed to have been issued at the fair market value at the date of grant at which time the Company had no resources or revenue.

NOTE 3 -        GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs to allow it to continue as a going concern. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain financing or if the financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 -        SHAREHOLDERS' EQUITY

         On December 18, 2002, the Board of Directors issued 9,000,000 shares of common stock for $9,000 in services to the founding shareholders of the Company. These services included the payment of approximately $5,500 in professional fees on behalf of the Company. The preparation of documents and similar founding activities was considered to have a value of at least $3,500.

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. At December 31, 2002, the Company had no shares of preferred stock issued and outstanding.

Common Stock

The holders of the Company's common stock:

o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

o Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Stock Option Plan
Pursuant to a December 31, 2002 Board of Directors approval and subsequent stockholder approval, the Company adopted its 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it reserved for issuance up to 1,500,000 shares of its common stock. The purpose of the Plan is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries with additional incentives by increasing their ownership interest in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan. Options in the form of Non-Statutory Stock Options ("NSO") may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status. The Plan provides for the issuance of NSO's only, which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended.

The Board of Directors of the Company or a Compensation Committee (once established) will administer the Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period. Notwithstanding this discretion (i) the term of any option may not exceed 10 years and (ii) an option will terminate as follows: (a) if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate 15 months thereafter; and
(c) if such termination is for cause (as determined by the Board of Directors and/or Compensation Committee), such options shall terminate immediately. Unless otherwise determined by the Board of Directors or Compensation Committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10% of the fair market value of the common stock on the date such option is granted. No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

The Plan may be amended, altered, suspended, discontinued or terminated by the Board of Directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would (a) increase the total number of shares reserved for the purposes of the Plan or decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan or (b) extend the NSO period or (c) materially increase the benefits accruing to Plan participants or (d) materially modify Plan participation eligibility requirements or (e) extend the expiration date of the Plan. Unless otherwise indicated the Plan will remain in effect until terminated by the Board of Directors.

Management has issued 650,000 of the aforesaid options to certain current members of its management team as well as other persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $.01 per share for a period of five years from date of issuance.

                                    PART III

Items 1 and 2     Index To And Description Of Exhibits


(a)     Financial statements filed as part of the Registration Statement

INDEPENDENT AUDITORS' REPORT.........................................F1

Balance Sheet.........................................................2

Statement of Operations...............................................3

Statement of Stockholders' Equity.....................................4

Statement of Cash Flows...............................................5

Notes to the Financial Statements.....................................6


(b)      Exhibits

          *  3.1      Articles of Incorporation
          *  3.2      By-Laws
          *  4.1      Specimen of Certificate of Common Stock
          * 10.1      2002 Non-Statutory Stock Option Plan


          * Filed with initial filing

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

        BAS CONSULTING, INC.



By: /s/  B. Alva Schoomer
        ------------------------------------
         B. Alva Schoomer, President and CFO



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                           TITLE                      DATE
-------------------------------------------------------------------------------
/s/ B. Alva Schoomer
_________________                   Director                  June 23, 2003
B. Alva Schoomer

/s/ Stanley Priskie
_________________                   Director                  June 23, 2003
Stanley Priskie





                                      -22-